UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALLIED MOTION TECHNOLOGIES INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
419011101
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	419011101

1	NAMES OF REPORTING PERSONS J. Landis Martin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		480,457

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		480,457

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	480,457

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

-Page 2 of 6 Pages-

CUSIP No.	419011101

1	NAMES OF REPORTING PERSONS The Martin GRAT Trust 2010-1

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	5	SOLE VOTING POWER

NUMBER OF		94,792

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		94,792

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	94,792

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

-Page 3 of 6 Pages-

Item 1(a). Name of Issuer:
Allied Motion Technologies Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
23 Inverness Way East, Suite 150, Englewood, Colorado 80112
Item 2(a). Name(s) of Person(s) Filing:
1.     J. Landis Martin
2.     The Martin GRAT Trust 2010-1 (the “Trust”)
Item 2(b). Address of Principal Business Office or, if None, Residence:
200 Fillmore Street, Suite 200, Denver, Colorado 80206
Item 2(c). Citizenship:
Mr. Martin is a citizen of the United States. The Trust is a Colorado trust.
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
419011101
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d (b)(1)(ii)(G);

(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

-Page 4 of 6 Pages-

Item 4. Ownership:
(a)	Amount beneficially owned: Mr. Martin directly beneficially owns 385,665 shares. The Trust directly beneficially owns 94,792 shares. Mr. Martin is the sole trustee of the Trust and, as a result, may be deemed to beneficially own shares owned by the Trust.

(b)	Percent of Class: 5.9% (Mr. Martin, including shares owned by the Trust), and 1.2% (the Trust), in each case based on 8,101,294 common shares outstanding as of November 10, 2010, according to the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2010, and giving effect to 136,700 shares issued on December 31, 2010, according to the Issuer’s current report on Form 8-K dated January 6, 2011.

(c)	Sole and Shared Power: Each of Mr. Martin and the Trust has sole power to vote or to direct the vote of the shares directly beneficially owned by such person.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable
Item 8. Identification and Classification of Members of the Group:
Not applicable
Item 9. Notice of Dissolution of Group:
This report is no longer filed on behalf of Steamboat Ventures, LLC, which has ceased to own the Issuer’s shares.
Item 10. Certification.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-Page 5 of 6 Pages-

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2011 (Date)
/s/ J. Landis Martin
(Signature)
J. Landis Martin, individually, and as trustee of the Martin GRAT Trust 2010-1

-Page 6 of 6 Pages-